Filed Pursuant to Rule 433

Registration No. 333-158663

Capped Leveraged Index Return Notes® (Capped LIRNs®) are Market-Linked Investments designed to enhance your exposure to market returns—up to a stated cap—while offering some buffer against the risk of losses. Capped LIRNs are debt securities of an issuing company that are linked to a market measure, such as the

S&P 500 or to a specific asset, such as a stock, currencies or gold. If held to maturity, Capped LIRNs may pay as much as twice the return of the asset up to the cap, but do involve risk to principal if the asset declines by an amount greater than the buffer. Downside exposure can be on a one-to-one or on a leveraged basis, depending on the terms of the particular Capped LIRN. Like other corporate bonds, Capped LIRNs are also subject to issuer credit risk.

    Capped LIRNs are available in $10 increments (minimum purchase of $1,000 required), with maturities ranging from one to three years. They can be purchased in new-issue offerings or in the secondary market. They are registered with the Securities and Exchange Commission and may be listed on public exchanges such as NYSE Arca. Capped LIRNs can express either a bullish or bearish view,

Payout Profile Shown here are some hypothetical payouts at maturity for Capped LIRNs tied to the S&P 500. They feature 2x enhanced participation in the increase in the S&P, a 30% cap on returns and a 10% buffer against losses.

based on a multiple of the percentage decline of the underlying asset.

How can Capped LIRNs play a role in my investment strategy?

During periods of volatility, you may seek ways to manage risk without sacrificing the possibility of returns. Capped LIRNs can help by enhancing returns, which are typically lower in a high-volatility environment, while offering a buffer against losses. They’re similar to another Market-Linked Investment, LIRNs, but limit returns to a preset cap.

What advantages do Capped LIRNs provide?

■Enhanced return. When Capped LIRNs mature you’ll receive any positive returns multiplied by the participation rate of the underlying market measure or asset, up to a stated cap. For example, if the Capped LIRNs you’ve selected come with a 2x upside and 30% cap, the maximum gain in the asset you will benefit from is 15%.

Hypothetical information is not a projection of future returns.

IMPORTANT NOTICE: This Investor Education Guide provides an overview of Capped LIRNs only and does not provide the terms of any specific security proposed to be sold. Merrill Lynch will furnish you with a prospectus that contains the terms of the relevant offering. Prior to making any decision to invest, you should read that prospectus for a detailed explanation of the terms, risks, tax treatment and other relevant information. Additionally, you should consult your accounting, legal, or tax advisors before investing.

Prior to selling any particular Capped LIRN, the issuer will have filed a registration statement, including a prospectus, with the Securities and Exchange Commission (SEC) containing more complete information about the potential offerings described in this Investor Education Guide. Before investing, you should carefully read the relevant prospectus and the other documents filed by the issuer with the SEC. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the issuer or Merrill Lynch will arrange to have the documents sent to you by calling Merrill Lynch toll-free at 1-866-500-5408.

■ Limited market downside exposure. Regardless of how the linked asset performs, you’ll receive at least a portion of the principal of the note back at maturity, subject to the credit risk of the issuer. For a Capped LIRN with a 10% buffer, the linked asset would have to decline 11% for you to experience a 1% loss, and you’d be at risk of losing up to 90% of your principal.

■ Diversification. Capped LIRNs provide exposure to a variety of assets, including some not readily available through mutual funds or exchange-traded funds.

■ Simplification. Because Market- Linked Investments like Capped LIRNs offer investors a single packaged solution, they can reduce complicated financial, tax, legal and operational issues surrounding the execution of sophisticated investment strategies.

■ Complement to a long-term strategy.

With Capped LIRNs, you can reduce your exposure to volatility while pursuing the growth you need to meet long-term financial objectives.

What risks do Capped LIRNs carry?

■ Poor market performance. If the linked asset performs poorly, you could experience lower returns than anticipated and lose some or all of your principal.

■ Lower returns. Because returns are limited by a cap, if the linked asset per-

forms well, your returns could be lower than they would be for a direct investment. You will not receive any dividends, interest payments or other distributions from the linked asset. In addition, depending on underlying market performance, your Capped LIRNs may have lower returns than other bonds.

■ Limited liquidity. A secondary market may or may not develop for Capped LIRNs, so you may not be able to sell them prior to maturity. And if you are able to sell them on the secondary market, you may receive less than you paid.

■ Credit risk. If the issuing company goes bankrupt or is unable to pay its debts, you could lose your full investment, even if the linked asset is performing well. Capped LIRNs are unsecured and not backed by FDIC insurance or other governmental support.

■ Tax consequences. The appreciation on the notes is taxed as capital gains.

What charges do I pay when purchasing a Capped LIRN, and how does Merrill Lynch benefit?

Part of the $10 you pay for each new- issue Capped LIRN unit goes to the Financial Advisor selling you the investment and to cover the purchase of the underlying instruments that make it possible. For example, if these fees total $0.20, the actual unit will be worth $9.80 on the day of purchase. If you buy or sell Capped LIRNs on the secondary market, you pay transaction costs similar to what you pay for traditional debt securities.

    The trading, hedging and investment activities conducted by Merrill Lynch and its affiliated companies in the ordinary course of business may affect the return on the Capped LIRNs. When they’re issued by Bank of America Corporation (the parent company of Merrill Lynch), the proceeds will be used for the company’s operating or funding needs.■

MERRILL LYNCH OFFERS A VARIETY OF MARKET-LINKED INVESTMENTS IN FOUR BASIC CATEGORIES…
MARKET DOWNSIDE PROTECTION Offer exposure to the upside performance of the linked market measure or asset with no or only partial exposure to declines. Payments remain subject to issuer credit risk.	MARKET ACCESS May offer access to markets not even available through the other categories. Usually have one- to-one upside and downside exposure similar to a direct investment in the linked asset.

      ENHANCED INCOME

Offer periodic, variable or fixed interest payments with an added payout at maturity based on the performance of the linked asset. Generally offer no or limited downside market protection.

ENHANCED RETURN Offer the potential to receive better-than-market returns if the linked asset performs well, up to a cap. Generally offer no or limited market downside protection.

Merrill Lynch Wealth Management makes available products and services offered by Merrill Lynch, Pierce, Fenner & Smith Incorporated (MLPF&S) and other subsidiaries of Bank of America Corporation. Investment products provided:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Capped Leveraged Index Return Notes® and Capped LIRNs® are registered service marks of Bank of America Corporation. MLPF&S is a registered broker-dealer, Member SIPC and a wholly owned subsidiary of Bank of America Corporation.

© 2010 Bank of America Corp. All rights reserved.	ARV3Z3U3 387212PM-1110